SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          Schedule 13G

            Under the Securities Exchange Act of 1934


                Haverty Furniture Companies, Inc.
                        (Name of Issuer)


                      Class A Common Stock
                 (Title of Class of Securities)


                            419596200
                         (CUSIP Number)


                        December 31, 2004
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)
     [  ]  Rule 13d-1(c)
     [X] Rule 13d-1(d)

CUSIP No. 419596200

1. Name of Reporting Person          Ben M. Haverty


   I.R.S. Identification No. of above persons (entities only)


2. Check the Appropriate Box if a Member of a Group
                                                         (a)  [   ]
                                                         (b)  [   ]

3. SEC Use Only


4. Citizenship or Place of Organization

   United States of America




 Number of      5.  Sole Voting  Power                  178,932
  Shares
Beneficially    6.  Shared Voting Power                  44,700
 Owned by
   Each         7.  Sole Dispositive Power              178,932
 Reporting
Person With     8.  Shared Dispositive Power             44,700


9. Aggregate Amount Beneficially Owned by Each Reporting
   Person                                               223,632

10 Check box if the Aggregate Amount in Row (9) Excludes
   Certain Shares                                         [   ]

11 Percent of Class Represented by Amount in Row 9         5.2%

12 Type of Reporting Person

   IN

CUSIP No. 419596200

1. Name of Reporting Person                Suzanne Smith Haverty

   I.R.S. Identification No. of above persons (entities only)


2. Check the Appropriate Box if a Member of a Group
                                                         (a)  [   ]
                                                         (b)  [   ]

3. SEC Use Only


4. Citizenship or Place of Organization

   United States of America




 Number of      5.  Sole Voting  Power                   11,700
  Shares
Beneficially    6.  Shared Voting Power                 211,932
 Owned by
   Each         7.  Sole Dispositive Power               11,700
 Reporting
Person With     8.  Shared Dispositive Power            211,932


9. Aggregate Amount Beneficially Owned by Each Reporting
   Person                                               223,632

10 Check box if the Aggregate Amount in Row (9) Excludes
   Certain Shares                                         [   ]

11 Percent of Class Represented by Amount in Row 9         5.2%

12 Type of Reporting Person

   IN



Item 1(a).     Name of Issuer:

     Haverty Furniture Companies, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     780 Johnson Ferry Road, Suite 800
     Atlanta, Georgia  30342

Item 2(a).     Names of Persons Filing:

     Ben M. Haverty
     Suzanne Smith Haverty

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

     780 Johnson Ferry Road, Suite 800
     Atlanta, Georgia  30342

Item 2(c).     Citizenship:

     United States of America

Item 2(d).     Title of Class of Securities:

     Class A Common Stock

Item 2(e).     CUSIP Number:

     419596200

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer under Section 15 of the Exchange Act.
     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
     (e) [ ] An investment advisor in accordance with Rule 13d-
             1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

     (a) Amount Beneficially Owned

     See Item 9 of cover pages.

     (b) Percent of Class:

     See Item 11 of cover pages.

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
          (ii) shared power to vote or to direct the vote
          (iii) sole power to dispose or to direct the disposition of
          (iv) shared power to dispose or to direct the disposition of

          See Items 5 through 8 of cover pages.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

     Trusts for the benefit of four minor children have the right to receive dividends from, or the proceeds from the sale of, certain of the shares held by the reporting persons.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certifications.

     Not Applicable.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2005

                                        /s/ Ben M. Haverty
                                        -------------------
                                        Ben M. Haverty


                                        /s/ Suzanne Smith Haverty
                                        -------------------------
                                        Suzanne Smith Haverty






                                                        Exhibit A

                     JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendment thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  June 21, 2005


                                        /s/ Ben M. Haverty
                                        --------------------------
                                        Ben M. Haverty


                                        /s/ Suzanne Smith Haverty
                                        --------------------------
                                        Suzanne Smith Haverty